Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	aneliya.crawford@srz.com

October 3, 2017

VIA E-MAIL AND EDGAR

Nicholas Panos

Senior Special Counsel, Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Procter & Gamble Company Definitive Additional Materials on Schedule 14A Filed September 25 and 26, 2017, by Trian Fund Management, L.P., et al. File No. 001-00434

Dear Mr. Panos:

On behalf of Trian Fund Management, L.P. and the other filing persons (collectively, the “Filing Persons”), we are responding to your letter dated September 26, 2017 in connection with definitive additional materials filed on Schedule 14A on September 25, 2017 and September 26, 2017 with respect to The Procter & Gamble Company (“P&G” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

1.	The participants state, “Trian’s letter showcases some of the strong support Nelson Peltz has received, including from … leading national media outlets….” Please provide us with the factual basis for the assertion that leading national media outlets, rather than statements by individual commentators or analysts, strongly support Mr. Peltz’s candidacy and/or positions. Alternatively, please confirm for us that the participants will refrain from similar statements in future solicitations and include a corrective statement in the next filing.

In response to the Staff’s comment, the Filing Persons believe that, given the context of the Filing Person’s various filings showcasing support for Nelson Peltz from commentators at numerous national media outlets1 such as Jim Cramer at CNBC, Shawn Tully at Fortune, Adam Hartung at Forbes, and Brooke Sutherland at Bloomberg Gadfly, it was apparent that “national media outlets” in this context served as metonymy for commentators employed and published by national media outlets. The Filing Persons did not intend to create any implication that leading national media outlets had made an express editorial decision to support Mr. Peltz’s election. Nevertheless, the Filing Persons affirm that they will clarify in future filings that Mr. Peltz’s support comes from individual commentators at leading national media outlets.

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1 See DFAN14A filed on September 12, 2017, DFAN14A filed on September 18, 2017, and DFAN14A filed on September 19, 2017.

Mr. Panos

October 3,2017

2.	The participants repeatedly represent that “Nelson Peltz can help P&G grow again.” The representations have not been limited to the razor blade market. In addition, the purported loss of market share cannot necessarily be equated with a cessation of growth that is presumed to exist and needs to be initiated “again.” Please provide us with the factual foundation for the implied assertion that the Procter & Gamble Company had ceased growing, and qualify any future such implied assertions to the extent made in future solicitations. Alternatively, please confirm for us that the participants will refrain from similar statements in future solicitations and include a corrective statement in the next filing.

The Filing Persons respectfully note that the reference to “grow again” in the context of the statement refers to growing market share in the face of lost “market share” taken by small, mid-size and local brands, as well as by traditional peers.2 Nevertheless, should the Staff interpret the words “grow again” to refer to absolute sales or earnings growth, the Filing Persons note the following in support of any implied assertion that the Company has ceased growing:

•	The Company’s annual organic sales growth has dipped from 2.7% during fiscal years 2011 to 2015 to 1.5% during fiscal years 2015 to 2017, which are the years in which David Taylor has served as the Chief Executive Officer of the Company. This 1.5% growth rate represents 150 basis points of annual under-performance compared to the peer average of 3% annual organic sales growth during the same period.[3] In addition, the Company’s organic sales compound annual growth rate (CAGR) for fiscal years 2011 through 2017 is 2.3%, with annual organic sales growth dipping from 3% to 1% between fiscal years 2014 and 2016.[4] Finally, the Company’s cumulative organic sales growth for fiscal years 2015 through 2017 is 3% compared to 6% for peers and 7% for the market as a whole.[5] Such low organic growth (especially compared to peers) supports the contention that the Company has stopped growing organic sales.

•	The Company’s earnings per share (EPS) growth was 0.4% compared to a 7.8% peer average from fiscal years 2011 to 2015 and -1.3% compared to a 6.6% peer average from fiscal years 2015 to 2017. The Company’s performance from 2015 to 2017 constitutes 790 basis points of annual under-performance compared to the peer average of 6.6% annual EPS growth. [6] Such flat or negative EPS growth (especially as compared with peers) supports the contention that the Company has stopped growing EPS.

The Filing Persons believe the foregoing points adequately support the contention that the Company has stopped growing.

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2 See slide 6 of Trian’s white paper titled “Revitalize P&G,” filed under Schedule 14A on September 6, 2017 (“Trian’s P&G White Paper”).

3 See slide 11 of Trian’s P&G White Paper.

4 See slide 21 of Trian’s P&G White Paper.

5 See slide 6 of Trian’s P&G White Paper. “Peers” include: Beiersdorf, Church & Dwight, Clorox, Colgate-Palmolive, Edgewell Personal Care, Henkel, Kimberly-Clark, L’Oreal, Reckitt Benckiser and Unilever.

6 See slide 11 of Trian’s P&G White Paper.

Mr. Panos

October 3,2017

* * *

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,

/s/ Aneliya Crawford
Aneliya Crawford